ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS
JUNE 2, 2022

VOTING RESULTS
Resolution # 1:

By way of online ballot, the shareholders approved the re-appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year.

Ballots Tabulated:

For:	315,425,322	99.71%
Withheld:	928,200	0.29%
Total:	316,353,522	100%
Resolution # 2:

By way of online ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Ballots Tabulated:

Nominees	For	%	Withheld	%
Arun Banskota	302,489,414	99.51	1,499,172	0.49
Melissa Stapleton Barnes	302,246,209	99.43	1,742,377	0.57
Amee Chande	302,708,637	99.58	1,279,949	0.42
Daniel Goldberg	301,732,308	99.26	2,256,278	0.74
Christopher Huskilson	302,076,972	99.37	1,911,614	0.63
D. Randy Laney	300,076,253	98.71	3,912,333	1.29
Kenneth Moore	292,111,972	96.09	11,876,614	3.91
Masheed Saidi	302,255,530	99.43	1,733,056	0.57
Dilek Samil	299,740,004	98.60	4,248,582	1.40

Resolution # 3:

By way of online ballot, the shareholders passed the resolution set forth in Schedule “A” of the Corporation’s management information circular dated April 14, 2022 (the “Circular”) approving the unallocated options under the Corporation’s Stock Option Plan.

Ballots Tabulated:

For:	283,544,830	93.28%
Against:	20,443,755	6.72%
Total:	303,988,585	100%
Resolution # 4:

By way of online ballot, the shareholders passed the advisory resolution set forth in Schedule “D” of the Circular approving the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	281,968,619	92.76%
Against:	22,019,963	7.24%
Total:	303,988,585	100%
Resolution # 5:

By way of online ballot, the shareholders passed the resolution set forth in Schedule “E” of the Circular approving the continuation, amendment, and restatement of the Corporation’s shareholder rights plan.

Ballots Tabulated:

For:	296,117,636	97.41%
Against:	7,870,949	2.59%
Total:	303,988,585	100%

DATED this 2nd day of June, 2022

ALGONQUIN POWER & UTILITIES CORP.

/s/ Dana Easthope
___________________________________

Dana Easthope
Vice President and Assistant Corporate Secretary